UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

BIOLASE, INC.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

090911108
 (CUSIP Number)

Jack W. Schuler
100 N. Field Drive., Suite 360
Lake Forest, Illinois 60045
(224) 880-1210
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 090911108		Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
JACK W. SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,029,460 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,029,460 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,029,460 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.89% (2)

14	TYPE OF REPORTING PERSON
IN

(1)  This amount includes 850,796 Shares that the Reporting Person has the right to acquire upon exercise of Warrants (defined in Amendment No. 8), and excludes 3,824,252 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

(2) This percentage is based on a total of 68,416,747 Shares outstanding, which is the sum of: (i) 58,716,551 Shares outstanding as of September 1, 2016; (ii) 8,849,400 Shares issued upon the Automatic Conversion (as defined herein) of 88,494 shares of Preferred Stock (defined in Amendment No. 8) on September 30, 2016; and (iii) 850,796 Shares that the Reporting Person has the right to acquire upon exercise of Warrants.

SCHEDULE 13D

CUSIP No: 090911108		Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
JACK W. SCHULER LIVING TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,045,995 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,045,995 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,045,995 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.15% (2)

14	TYPE OF REPORTING PERSON
CO

(1)  This amount includes 850,796 Shares that the Reporting Person has the right to acquire upon exercise of Warrants.

(2) This percentage is based on a total of 68,416,747 Shares outstanding, which is the sum of: (i) 58,716,551 Shares outstanding as of September 1, 2016; (ii) 8,849,400 Shares issued upon the Automatic Conversion of 88,494 shares of Preferred Stock on September 30, 2016; and (iii) 850,796 Shares that the Reporting Person has the right to acquire upon exercise of Warrants.

SCHEDULE 13D

CUSIP No: 090911108		Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
RENATE SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,983,465 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,983,465 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,983,465 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.86% (2)

14	TYPE OF REPORTING PERSON
IN

(1)  This amount excludes 3,824,252 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

(2) This percentage is based on a total of 67,565,951 Shares outstanding, which is the sum of 58,716,551 Shares outstanding as of September 1, 2016, plus 8,849,400 Shares  issued upon the Automatic Conversion of 88,494 shares of Preferred Stock on September 30, 2016.

SCHEDULE 13D

CUSIP No: 090911108		Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS
SCHULER FAMILY FOUNDATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,883,465 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,883,465 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,883,465 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.71% (2)

14	TYPE OF REPORTING PERSON
CO

(1)  This amount excludes 3,824,252 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

(2) This percentage is based on a total of 67,565,951 Shares outstanding, which is the sum of 58,716,551 Shares outstanding as of September 1, 2016, plus 8,849,400 Shares issued upon the Automatic Conversion of 88,494 shares of Preferred Stock on September 30, 2016.

SCHEDULE 13D

Page 6 of 7 Pages

Item 1.	Security and Issuer

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on November 10, 2014, as amended by Amendment No. 1 filed on November 10, 2014, Amendment No. 2 filed on March 6, 2015, Amendment No. 3 filed on October 14, 2015, Amendment No. 4 filed on October 23, 2015, Amendment No. 5 filed on November 9, 2015, Amendment No. 6 filed on November 13, 2015, Amendment No. 7 filed on December 14, 2015, and Amendment No. 8 filed on August 3, 2016 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, California 92618.   All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 30, 2016, the Issuer held a special meeting of its stockholders (the “Special Meeting”) at which the stockholders were asked to vote, among other things, to ratify the terms and issuance of the Preferred Stock and related Warrants, including the removal of the 19.99% Limitation, and to approve the issuance of such number of Shares issuable upon full conversion of the Preferred Stock and upon the full exercise of the Warrants, in each case, including shares issuable pursuant to customary anti-dilution provisions (the “Issuance Proposal”).  The stockholders voted to approve the Issuance Proposal at the Special Meeting, upon which each Preferred Stock automatically converted into 100 Shares, reflecting a conversion price of $1.13 per Share (the “Automatic Conversion”) and the 19.99% Limitation was removed from the Warrants.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of September 30, 2016, Mr. Schuler may be deemed to beneficially own, in the aggregate, 17,029,460 Shares, representing approximately 24.89% of the Shares outstanding. This amount consists of: (A) 10,195,199 Shares* and 850,796 Shares obtainable upon exercise of Warrants held by the Trust, collectively representing approximately 16.15% of the Shares outstanding; (B) 5,883,465 Shares held by the Foundation, representing approximately 8.71% of the Shares outstanding; and (C) 100,000 Shares** held by Mr. Schuler’s spouse, Ms. Schuler, representing approximately 0.15% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on the sum of: (i) 58,716,551 Shares outstanding as of September 1, 2016, according to the Issuer’s proxy statement on Schedule 14A filed September 7, 2016; (ii) 8,849,400 Shares issued upon the Automatic Conversion; and (iii) for purposes of calculating beneficial ownership of Mr. Schuler and the Trust pursuant to Rule 13d-3(d)(1)(i) under the Act, 850,796 Shares issuable upon exercise of Warrants held by the Trust.

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 11,045,995 Shares beneficially owned by the Trust. Mr. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation.

As of September 30, 2016, Ms. Schuler may be deemed to beneficially own, in the aggregate, 5,983,465 Shares, representing approximately 8.86% of the Shares outstanding. This amount consists of (A) 100,000 Shares** held by Ms. Schuler, representing approximately 0.15% of the Shares outstanding, and (B) 5,883,465 Shares held by the Foundation, representing approximately 8.71% of the Shares outstanding. Ms. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation.

The foregoing beneficial ownership percentages are based on the sum of 58,716,551 Shares outstanding as of September 1, 2016, according to the Issuer’s proxy statement on Schedule 14A filed September 7, 2016, plus 8,849,400 Shares issued upon the Automatic Conversion.

As disclosed in Amendment No. 2, the terms of the warrants held by the Foundation prohibit the holder of such warrants from exercising the warrants to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares. As such, although the Foundation holds warrants to acquire 3,824,252 Shares, due to the 19.99% blocker, at this time, the Foundation cannot exercise any of the warrants.

* This figure no longer includes 51,438 Shares that had previously been inadvertently reported in the Schedule 13D as Shares beneficially owned by the Trust.

**This figure includes an additional 85,200 Shares that had previously been inadvertently excluded from the Shares beneficially owned by Ms. Schuler as reported in the Schedule 13D.

(c) As of the date hereof, no transactions in the Shares had been effected by the Reporting Persons within the past 60 days, except as set forth in this Amendment No. 9.

(d) Except as set forth in the Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by the Schedule 13D.

(e) Not applicable.

SCHEDULE 13D

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 4, 2016

Jack W. Schuler

/s/ Jack W. Schuler

Jack W. Schuler Living Trust

By:	/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	Trustee

Renate Schuler

/s/ Renate Schuler

Schuler Family Foundation
/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	President